As filed with the Securities and Exchange Commission on August 4, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALLERGAN, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	95-01622442
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2525 Dupont Drive
Irvine, California 92612-1599
(Address of Principal Executive Offices including Zip Code)

ALLERGAN, INC.
EXECUTIVE DEFERRED COMPENSATION PLAN
(AMENDED AND RESTATED AS OF JANUARY 1, 2003), AS AMENDED
(Full Title of the Plan)

Douglas S. Ingram, Esq.	Copy to:
Executive Vice President, General Counsel and Secretary	Cary K. Hyden, Esq. Jonn R. Beeson, Esq.
ALLERGAN, INC. 2525 Dupont Drive	LATHAM & WATKINS LLP 650 Town Center Drive, Twentieth Floor
Irvine, California 92612-1599 (714) 246-4500	Costa Mesa, California 92626 (714) 540-1235

(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed	Maximum
	Amount	Maximum	Aggregate	Amount of
	to be	Offering Price	Offering	Registration
Title of Securities to be Registered	Registered	Per Share	Price	Fee

Deferred Compensation Obligations(1)	$65,000,000	100%	$65,000,000	$8,236

(1)	The deferred compensation obligations to which this Registration Statement relates (the “Deferred Compensation Obligations”) arise under the Allergan, Inc. Executive Deferred Compensation Plan (Amended and Restated January 1, 2003), as amended (the “Plan”), and are unsecured obligations of Allergan, Inc. (the “Company”) to pay deferred compensation in the future pursuant to compensation deferral elections made by participants in the Plan in accordance with the terms of the Plan.

Proposed sale to take place as soon after the effective date of the Registration Statement as obligations are issued.

Total Pages 10
Exhibit Index on Page 7

PART I

     The information called for in Part I of Form S-8 is not being filed with or included in this Form S-8 (by incorporation by reference or otherwise) in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).

PART II

Registration of Additional Securities

     The Allergan, Inc. Executive Deferred Compensation Plan (Amended and Restated as of January 1, 2003), as amended (the “Plan”), authorizes unsecured obligations of the Company to pay deferred compensation in the future. The Company has previously registered $12,500,000 of deferred compensation obligations under the Plan by a Registration Statement on Form S-8 filed with the Commission on January 6, 2000, Registration No. 333-94157 (the “Prior Registration Statement”). Under this Registration Statement, the Company is registering an additional $65,000,000 of deferred compensation obligations under the Plan. The contents of the Prior Registration Statement are incorporated by reference herein to the extent not modified or superseded hereby or by any subsequently filed document that is incorporated by reference herein or therein.

Experts

     The consolidated financial statements and schedule of Allergan, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports refer to a change in the method of accounting for derivative instruments and hedging activities in 2001 and a change in the method of accounting for goodwill and intangible assets in 2002.

Item 4. Description of Securities

     The following contains un updated description of the deferred compensation obligations of the Company under the Plan and is qualified by reference to the Plan. Capitalized terms used in this Item 4 and not otherwise defined in this Registration Statement shall have the respective meanings attributed to such terms in the Plan.

     The deferred compensation obligations incurred by the Company under the Plan are unsecured general obligations of the Company that rank equally with other unsecured and unsubordinated indebtedness of the Company, from time to time outstanding, and are payable from the general assets of the Company. Because the Company has subsidiaries, the right of the Company, and hence the right of creditors of the Company (including Participants in the Plan), to participate in a distribution of the assets of a subsidiary of the Company upon its liquidation, reorganization or otherwise, is necessarily subject to the prior claims of creditors of the subject subsidiary, except to the extent that claims of the Company itself as a creditor may be recognized.

     Under the Plan, the Company provides Eligible Employees of the Company and certain of the Company’s affiliates who are approved for participation by the Committee with the right to participate in the Plan. Eligible Employees are employees who are either (i) exempt grade 8E and above or (ii) employed in an executive or management position as approved by the Committee. The portion of the Participant’s compensation that is deferred depends on the Participant’s election in effect at the beginning of the Plan Year. To participate in the Plan, during the Plan Year, a Participant must defer a minimum of $5,000 (or other such amount as may be designated by the Committee) from either Base Salary or Bonuses or a combination of Base Salary and Bonuses, and may elect to defer up to a maximum of 100% of Base Salary and Bonuses earned during the Plan Year (the “Deferral Amount”) by timely completing and submitting to the Company a Deferral Election Form.

     The amounts deferred under the Plan represent an obligation of the Company to make payments to the Participant at some time in the future. Such obligation consists of an amount equal to the Participant’s Deferral Account under the Plan, which includes (x) the sum of (i) the Participant’s Deferral Amounts, plus (ii) amounts credited to the Participant’s Deferral Account based on the income, gains, losses and expenses of the insurance funds or other investment vehicles selected by the Participant, as applicable, in accordance with and subject to the rules and procedures established from time to time by the Committee, plus (iii) various Restoration Credits (certain employer contributions to or allocations, other than trust income or earnings, made under the Allergan, Inc. Savings and Investment Plan and the Allergan, Inc. Employee Stock Ownership Plan, which would have been contributed or allocated under those plans on behalf of the Participant but that could not be contributed or allocated to those plans due to Internal Revenue Code limitations), which have been added to the Participant’s Deferral Account; less (y) all distributions made to the Participant or his or her beneficiary pursuant to the Plan that relate to the Participant’s Deferral Account. In addition, certain Participants as of November 1, 1999 could elect that deferrals made during Plan Years prior to January 1, 2002 be credited with an amount based on 120% of the ten-year Treasury Note 120 month rolling average. Currently, the Committee has authorized eight various insurance funds or other investment funds or vehicles under the Plan. Participants may make investment allocations to these investment alternatives in whole percentages.

     Participants are fully vested in Annual Deferrals, Matching Contribution Restoration Credits and ESOP Restoration Credits. Participants vest in Retirement Restoration Credits at the rate of 20% for each Year of Service, subject to acceleration in the event of death, Disability, severance, a Change in Control or upon reaching age 62. The amounts payable to Participants under the Plan are distributed in accordance with the distribution provisions of the Plan. Such distributions are made following termination of employment or death. Participants are also entitled to certain financial hardship distributions and limited In-Service Distributions and Unscheduled Withdrawals (subject to a penalty) while still employed with the Company. Distributions are payable generally in a single lump sum payment, in 20, 40 or 60 quarterly installments for retirement benefits, or up to three annual installments for termination benefits, each as elected by the Participant.

     An irrevocable trust has been established by the Company to pay the obligations under the Plan. All Deferral Amounts under the Plan are contributed to the irrevocable trust. The Plan is administered by the Committee, which has the power to make, amend, interpret and enforce all appropriate rules and regulations for the administration of the Plan, to construe and resolve all questions arising under the Plan, and otherwise to carry out the terms of the Plan. The Company reserves the right to amend or partially or completely terminate the Plan, provided that such amendment or termination does not result in any reduction or elimination (except to the extent that such amounts are distributed under the Plan) of a Participant’s Deferral Account, as of the date of such amendment or termination.

Item 6. Indemnification of Directors and Officers

     Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145 of the DGCL.

     As permitted by Section 102(b)(7) of the DGCL, the Company’s Certificate of Incorporation, as amended, provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating the law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company’s Certificate of Incorporation, as amended, requires that directors and officers be indemnified to the maximum extent permitted by Delaware law.

     The Company has entered into indemnity agreements with each of its directors and executive officers. These indemnity agreements require that the Company pay on behalf of each director and executive officer party thereto any amount that he or she is or becomes legally obligated to pay because of any claim or claims made against him or her because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he or she commits or suffers while acting in his or her capacity as a director and/or executive officer of the Company and solely because of his or her being a director and/or executive officer of the Company. Under the DGCL, absent such an indemnity agreement, indemnification of a director or officer is discretionary rather than mandatory (except in the case of a proceeding in which a director or officer is successful on the merits). Consistent with the Company’s Bylaw provision on the subject, the indemnity agreements require the Company to make prompt payment of defense and investigation costs and expenses at the request of the director or executive officer in advance of indemnification, provided that the recipient undertakes to repay the amounts if it is ultimately determined that he or she is not entitled to indemnification for such expense and provided further that such advance shall not be made if it is determined that the director or executive officer acted in bad faith or deliberately breached his or her duty to the Company or its stockholders and, as a result, it is more likely than not that it will ultimately be determined that he or she is not entitled to indemnification under the terms of the indemnity agreement. The indemnity agreements make the advance of litigation expenses mandatory absent a special determination to the contrary, whereas under the DGCL absent such an indemnity agreement, such advance would be discretionary. Under the indemnity agreements, the Company would not be required to pay or reimburse the director or executive officer for his or her expenses in seeking indemnification recovery against the Company. By the terms of the indemnity agreements, benefits are not available if the director or executive officer has received payment from one or more insurance policies for the subject claim or, with respect to the matters giving rise to the claim: (i) received a personal benefit; (ii) violated Section 16(b) of the Securities Exchange Act of 1934, as amended, or analogous provisions of law; or (iii) committed certain acts of dishonesty. Absent the indemnity agreements, indemnification that might be made available to directors and officers could be changed by further amendments to the Company’s Certificate of Incorporation or Bylaws.

     The Company has a policy of directors’ liability insurance that insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 8. Exhibits

     See Index to Exhibits on page 7.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 3rd day of August, 2004.

ALLERGAN, INC.
By:	/s/ DAVID E.I. PYOTT
David E.I. Pyott, Chairman of the
Board, President and Chief Executive Officer

By:	/s/ ERIC K. BRANDT
Eric K. Brandt, Executive Vice President,
Finance, Strategy and Corporate Development

POWER OF ATTORNEY

     Each person whose signature appears below hereby authorizes and appoints each of David E.I. Pyott, Eric K. Brandt, Douglas S. Ingram and Matthew J. Maletta, as attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, to sign on his or her behalf, individually and in the capacities stated below, and to file any and all amendments, including post-effective amendments, to this registration statement and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 3rd day of August, 2004.

Signature	Title

/s/ DAVID E.I. PYOTT David E.I. Pyott	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ ERIC K. BRANDT Eric K. Brandt	Executive Vice President, Finance, Strategy and Corporate Development (Principal Financial Officer)

/s/ JAMES F. BARLOW James F. Barlow	Vice President, Corporate Controller (Principal Accounting Officer)

/s/ HERBERT W. BOYER Herbert W. Boyer, Ph.D.	Vice Chairman of the Board

Signature	Title
/s/ HANDEL E. EVANS Handel E. Evans	Director

/s/ MICHAEL R. GALLAGHER Michael R. Gallagher	Director

/s/ GAVIN S. HERBERT Gavin S. Herbert	Director

/s/ TREVOR M. JONES Trevor M. Jones, Ph.D.	Director

/s/ KAREN R. OSAR Karen R. Osar	Director

/s/ RUSSELL T. RAY Russell T. Ray	Director

/s/ LOUIS T. ROSSO Louis T. Rosso	Director

/s/ STEPHEN J. RYAN Stephen J. Ryan, M.D.	Director

/s/ LEONARD D. SCHAEFFER Leonard D. Schaeffer	Director

INDEX TO EXHIBITS

EXHIBIT		PAGE NO.
4.1	Certificate of Designations of Series A Junior Participating Preferred Stock as filed with the State of Delaware on February 1, 2000 (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 10-K for the Fiscal Year ended December 31, 1999)

4.2	Rights Agreement, dated January 25, 2000, between the Company and First Chicago Trust Company of New York (“Rights Agreement”) (incorporated by reference to Exhibit 4 to the Company’s Current Report on Form 8-K filed on January 28, 2000)

4.3	Amendment to Rights Agreement dated as of January 2, 2002 between First Chicago Trust Company of New York, the Company and EquiServe Trust Company, N.A., as successor Rights Agent (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

4.4	Second Amendment to Rights Agreement dated as of January 30, 2003 between First Chicago Trust Company of New York, the Company and EquiServe Trust Company, N.A., as successor Rights Agent (incorporated by reference to Exhibit 1 of the Company’s amended Form 8-A filed on February 14, 2003)

4.5	Indenture between the Company and BankAmerica National Trust Company (incorporated by reference to Exhibit 4 filed with the Company’s Registration Statement 33-69746)

4.6	Indenture, dated as of November 1, 2000, between the Company and U.S. Trust National Association (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on November 1, 2000)

4.7	Registration Rights Agreement, dated November 1, 2000, between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on November 1, 2000)

4.8	Indenture, dated as of November 6, 2002, between the Company and Wells Fargo Bank National Association (incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement 333-102425)

4.9	Form of Zero Coupon Convertible Senior Note Due 2022 (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement 333-102425)

4.10	Registration Rights Agreement dated as of November 6, 2002, by and between the Company and Banc of America Securities LLC, Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and Banc One Capital Markets, Inc. (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement 333-102425)

5.1	Opinion of Counsel	8

23.1	Consent of Counsel (included in Exhibit 5.1)	8

23.2	Consent of KPMG LLP	10

24	Power of Attorney (included in the signature page to this Registration Statement)	5